SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  December, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

In a year of complete turnaround…

Net income increases 63% over 4Q06 and 228% in FY2007
despite lower FX rate and paper volumes

Key Indicators (in US$ million)	4Q07	3Q07	Chg % 4Q07/3Q07	4Q06	Chg % 4Q07/4Q06	FY 2007	FY 2006	Chg%
Net Sales	349	328	6%	384	-9%	1,333	1,317	1%
Domestic	187	180	4%	206	-9%	709	685	4%
Exports	162	148	9%	178	-9%	624	632	-1%
EBITDA (including Conpacel1)	99	102	-3%	131	-24%	436	487	-10%
% EBITDA Margin (incl. Conpacel1)	28%	31%		34%		33%	37%
Net Income	166	179	-7%	102	63%	1,221	372	228%
EPS[2] in US$	0.81	0.88	-8%	0.50	62%	5.98	1.82	229%
Net Debt (incl. 50% Ripasa)[3]	941	916	3%	864	9%	941	864	9%
Pulp sales, ‘000 tons	304	270	13%	261	16%	1,098	942	17%
% Exports	73%	79%		80%		79%	88%
Paper sales, ‘000 tons	106	121	-12%	204	-48%	499	670	-26%
% Domestic	85%	86%		69%		80%	72%

(1)	Consolidated EBITDA with 50% of Conpacel reported as from January/07 only. Data for 4Q06 and FY2006 does not include the stake in Conpacel.

(2)	Earnings per share (net income in million US$ / total no. excluding treasury shares).

(3)	Net Debt includes 50% of Ripasa’s net debt as from January/07 only. Data for 4Q06 and FY2006 does not include the stake in Ripasa.

(4)	Gross amount of R$320 million in 2006 and R$318 million in 2007 translated by the FX rate at the end of the period. Yield based on the share price at the end of the period.

Fourth Quarter Highlights
Pulp
•  Global market conditions continued favorable, pushed by robust demand, particularly in Asia and Europe, and reduced supply, mainly low inventories and wood shortage in Indonesia. These conditions permitted two price increases for all regions in Oct ($20-30/ton) and in Dec ($30/ton).

•  List price for eucalyptus pulp reached US$780/ton in Europe, US$805/ton in North America and US$720/ton in Asia in December 2007.

Paper
•  Record pulp sales of 304kt, +13% QoQ and +17% YoY.

•  Strong seasonal demand but lower volumes due to the conclusion of the JV with Ahlstrom.

•  Despite tough competition with imports the average paper price was 7% up in US$ QoQ (+28% YoY) due to better sales mix towards high value-added papers.

• VCP’s paper sales reached 106kt, 12% lower than 3Q07.

Results
•  Net revenues were 6% up QoQ on higher volumes and 9% down YoY mainly due to paper assets divestments.

•  Consolidated EBITDA totaled US$99 million, 3% down QoQ for a margin of 28%, affected primarily by the negative impact of the exchange rate appreciation on the production costs, which are mostly denominated in local currency.

•  Net income reached US$166 million, 63% up YoY driven mainly by higher financial income and by additional financial revenue from the funds to be spent in Projeto Horizonte.

Main Events
•  VCP is rated Investment grade rating by Moody’s.

•  Conclusion of the sale of Cubatão and Limeira paper units.

•  Conpacel achieves record productivity levels.

•  VCP is again selected to take part in the Bovespa’s Sustainability Index (ISE)

Full year 2007 Highlights

Markets
• Pulp market conditions were favorable throughout the year with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity.

• The price differential between soft and hardwood fibers remained approximately US$100/ton in 2007.

• Eucalyptus pulp list prices averaged US$710/ton in 2007 (BEKP CIF Europe), 10% higher than 2006.

• Paper market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the currency, resulting in lower local prices. International market improved for the uncoated papers with export prices up 3% in US$.

Sales and Prices
• Total sales volume reached 1.6 million ton in 2007, 1% lower than 2006.

• Exports represented 61% of total volumes and 47% of total revenues in 2007.

• Average net price was 2% higher driven by the increase in international pulp prices and better sales mix towards high value-added papers, partially offset by the lower local paper prices in R$;

• Pulp sales were record at 1.1 million tons, 17% up YoY and equivalent to 69% of total sales volume.

• Paper sales declined 25% to 0.5 million tons mainly due to the divestment of paper assets.

Results
•  Consolidated EBITDA reached US$436 million (33% margin), 10% below 2006, since the record pulp volumes and prices were more than offset by lower paper volumes, reduced local paper prices and by the negative impact of the Real appreciation on local denominated operating costs.

• Net income totaled US$1.2 billion in 2007 compared to US$372 million in 2006 explained by:

- the positive effect of the paper assets’ restructuring;

- higher financial result mainly due to the financial exposure to US$ and to the additional financial revenue from the funds to be spent in Projeto Horizonte.

• Net debt declined 4% maintaining the level of approximately two times EBITDA, despite the strong capex

• VCP proceeded with its strong investment program (US$ 353 million) mostly in the forest area (land acquisition and plantation), thereby moving forward with the projects Horizonte (MS) and Losango (RS).

• Agreement with ALL for the transportation of the pulp from Tres Lagoas mill to the port of Santos.

• Pulp offshore structure was strengthened in Europe and China, where we opened a representative office.

• New organizational structure: VCP of the present and VCP of the future

• Paper repositioning:

- Conclusion of the asset swap with International Paper;

- Sale of non-core paper mills (Mogi, Cubatão, Limeira and Embu) and the joint-venture witn Ahlstrom in Jacareí generating proceeds of approximately R$393 million (US$200 million);

- Strategic business agreement with Oji paper for the papers produced at the Piracicaba mill;

- Long-term contracts for pulp supply with IP in Tres Lagoas (MS) and Ahlstrom in Jacareí (SP);

- Conpacel achieves record productivity levels and is approved by CADE.

•  Consolidation of the investment grade by the three rating agencies (Standard & Poors, Fitch and Moody’s)

• Adhesion to the Global Compact of UN

São Paulo, January 17, 2008 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the fourth quarter of 2007 (4Q07). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. This report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method, unless otherwise indicated. Likewise, the results of Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) were accounted using the equity method as of September 1, 2007.

Net Operating Revenues and Sales Volume

4Q07 total sales volume was 410,000 tons, up 5% compared to 3Q07 and down 12% over 4Q06. The decrease in the Y-o-Y comparison is driven by the reduction in paper sales (-48%), due to the divestments of paper assets occurred during the year. Average prices posted a 3% increase YoY (1% QoQ) due to higher international pulp prices (+6% QoQ and +14% YoY) coupled with paper domestic price increase (+9% QoQ and 24% YoY). Consequently, 4Q07 total net revenues were up 6% QoQ and 9% down YoY, reaching US$349 million.

For the first time, pulp share of revenues surpassed that of paper, accounting for 55% total in 4Q07 compared to 49% (51% paper) in 3Q07 and 39% (61% paper) in 4Q06. The growth in the pulp participation is explained by the higher production coupled with the effect of the paper assets divestments during the period. Pulp accounted for 74% of 4Q07 total sales volume and paper 26%. In 3Q07 these ratios were 69% and 31%, respectively. In 4Q06 these ratios were 56% and 44%, respectively.

4Q07 exports represented 58% of total volumes and 46% of total sales revenues.

Pulp

Pulp sales reached a record in 4Q07 of 304,000 tons, 13% increase compared to 3Q07 (+17% YoY), thanks to i) the additional volume of pulp originated from higher production and the conclusion of the joint venture with Ahlstrom (whose integrated pulp became market pulp, beginning Sep/07); ii) the maintenance shutdown in 3Q07, when we posted flat volumes, and iii) to better than expected demand in Europe and China.

As a result, net revenues arising from these sales were 18% higher compared to 3Q07, amounting to US$192 million, also sustained by the 5% increase in average prices.

The fourth quarter of 2007 continued to reflect a healthy global demand which, when coupled with low level of the global inventories and low impact of the capacity additions due to the early stages of the learning curve, more than contributed to an improved international scenario for such product. This created a favorable environment to the absorption of two price increases; one of US$20-30/ton in October and an additional one of US$30/ton for all regions for the eucalyptus pulp in December. Added to these effects, several interruptions in production occurred in all regions during the year, mostly driven by wood supply, which contributed to the maintenance of the reduced global supply, reinforced the positive international price trend. Accordingly, the price gap between softwood and eucalyptus pulp price remained at about US$100/ton, and thereby reinforcing the substitution process from softwood to hardwood.

Domestic Market - Compared to 4Q06, pulp sales volume in the domestic market increased 59%, driven by the additional volumes originated from Conpacel that were directed to local clients, and, in addition, the pulp transference to the joint venture. Compared to 3Q07, sales volume increased 45%. Pressured by the exchange rate, local market CIF prices averaged R$991 per ton in 4Q07 compared to R$1,008 per ton in 3Q07 (R$1,107 in 4Q06).

Export Market - Volume increased by 6% Y-o-Y, with average prices 14% higher, in dollars, driven by pulp prices increase in the export market. Compared to 3Q07, revenues increased by 11% combining a 4% increase in volume and 6% increase in prices.

Paper

4Q07 paper sales volume totalled 106 thousand tons, down 12% compared to previous quarter. This reduction of 14 thousand tons was driven primarily by the lower volumes from the joint-venture in Jacareí (approximately 27,000 tons in the quarter), partially offset by improved seasonal demand in the quarter. Compared to the same period last year, volume decreased by 48%, impacted by the swap of the Luiz Antonio mill, which was transferred to International Paper, on February 1st, 2007; by the sale of Mogi das Cruzes mill, on May 2, 2007; and the transference of volumes originated from Jacareí mill to the Ahlstrom joint venture, concluded on September 3rd, 2007.

Paper net price was 7% up compared to 3Q07 driven by a better sales mix from high value-added papers. Compared to 4Q06 the paper net price increased 28% driven by the greater sales in the local market. As a result paper revenue reached US$157 million in 4Q07, 5% lower than 3Q07 and 34% lower than 4Q06.

Domestic Market - Improved seasonal demand for all grades was offset by the transference of volumes to the joint venture with Ahlstrom, resulting in a reduction of the local volumes of 13% compared to 3Q07. Compared to 4Q06 the reduction reached 36% also impacted by the swap of the Luiz Antonio mill. Average local price increased by 9% compared to 3Q07 and 24% compared to 4Q06 mainly due to the positive impact of the exchange rate on local prices and to the improved mix with special papers.

Uncoated papers: Compared to 3Q07, uncoated papers registered an 18% or 7,278 tons decrease in sales volume, driven by the transference of offset paper volumes to the joint-venture. However, average price posted a 9% increase QoQ mostly due to changes in the mix with higher participation of cut size papers. When compared to 4Q06 volumes were 55% off as effect from the Luiz Antonio swap and prices 24% up.

Coated papers: Compared to 3Q07, lower sales volume is explained by the transference of couché (coated) volumes originated from the Jacareí mill to the joint venture. Prices remained stable despite the competitive pressure from imported products, which were boosted by the foreign exchange rate appreciation.

Special/other papers: Sales volume increased 16% and 7% compared to 3Q07 and 4Q06 respectively, driven by better demand and higher volumes from third parties. The average price remained stable in US$ (lower local prices) compared to 3Q07 due to continued competition with imported products and lower value-added of the third-party papers.

Export market - Volumes declined 5% QoQ and 75% YoY due to the lack of Luiz Antonio and JV Jacareí volumes. The export net price was 1% up QoQ and 3% YoY on better mix and international prices, particularly in US and Europe.

Pulp Production Cash-Cost

The cash cost decreased from US$279/ton in 3Q07 to US$261/ton in 4Q07. The 6% decrease compared to 3Q07, was primarily due to the reduction in variable costs, mostly lower consumption of fuel oil and natural gas, and to the lower fixed costs originated from the maintenance shutdown in 3Q07, partially offset by the appreciation of the Real during the period as most of the production costs are denominated in local currency. In R$/ton the decrease on a QoQ comparison stood at 13%. Compared to the 4Q06 the cash cost increased 21% mostly driven by currency appreciation effect.

Operating Results

4Q07 gross profit was US$103 million, down 6% compared to 3Q07 (-25% YoY) with gross margin at 30%. The reduction was led by i) higher costs in dollar terms, ii) higher fixed costs related to the 6% annual wage increase as of October 2007, iii) increase in the paper cost of sales due to the greater share of high-value added papers and as well as papers from third parties, iv) increase in the share of purchased pulp for the Piracicaba paper production, and v) residual non recurring costs resulting from the Jacareí and Conpacel (P630) maintenance shutdown in 3Q07.

4Q07 selling expenses totaled US$36 million, up 11% compared to 3Q07 mainly due to higher sales volume and flat at 10% of the net revenues. Compared to the 4Q06 selling expenses went down 5% mostly due to lower sales volumes. General and administrative expenses reached US$20 million, 29% higher QoQ and 5% up YoY explained by the negative effect of currency appreciation, by the annual wage increase and indemnities, partially offset by the cost reduction efforts derived from the company’s restructuring. As a percentage of net revenues, these expenses rose to 5.7% from 4.7% in 3Q07 and 5% in 4Q06.

Other operating expenses reached US$26 million (flat QoQ) of which approximately US$ 20 million are non-recurring expenses related to the one-time amortization of the proportional amount of Ripasa’s goodwill allocated to the recently sold Cubatão and Limeira units.

EBITDA

4Q07 EBITDA, when consolidating Conpacel and adjusting for non-recurrent expenses, stood at US$99 million, below the US$102 million reported in 3Q07, with an EBITDA margin of 28%. This change is primarily explained by the impact of Real appreciation on cost of sales and G&A expenses, which are mostly denominated in local currency and by higher paper costs due to the greater share of high-value added papers and as well as papers from third parties which have lower margins, partially offset by the higher pulp prices and volumes.

US$ million	4Q07	3Q07
Operating profit	21	81
(+) depreciation	36	34
(+) non-recurrent other operating expenses*	20	(23)
EBITDA	77	92
(+) Effect of Conpacel***	22	10
EBITDA consolidated w/ Conpacel	99	102
EBITDA margin incl. Conpacel %	28%	31%

Notes:

* 4Q07 include the one-time amortization expense of the proportional amount of Ripasa’s goodwill allocated to the units of Cubatão and Limeira. 3Q07 include US$23m gain related to the conclusion of the joint venture.

** EBITDA considering only the distribution margin of Conpacel products

*** Remaining portion of Conpacel’s margin (production margin).

Effect of the Resale of Conpacel’s Products

Conpacel is the denomination for the Americana mill, the largest of the four Ripasa’s units with production of market pulp, uncoated and coated papers.

In September 2006, VCP initiated a pre-consortium operation in which it purchases 50% of the products of Conpacel, at market prices, and resells it through its own brands and commercial channels. As a result of the products’ resale, VCP’s cost of sales reflects the production costs of VCP plus the acquisition cost of the products from Conpacel. Therefore, the operating profit of VCP incorporates only part of Conpacel’s operating margin, which is the distribution margin. The remaining portion of the Conpacel’s margin (production margin) is included within the equity income line of Ripasa. Such difference is eliminated in the consolidated EBITDA including Conpacel shown in this report as from the 1Q07.

In August 2007, CADE approved the acquisition, initiated in 2004, of Ripasa by VCP and Suzano, with this decision, the consortium model operation for the Americana unit (Conpacel) was authorized by that Agency, with some restrictions; however, the special tax regime is still pending for approval by the Federal tax department agency.

Financial Result
Financial result for the quarter totaled US$ 131 million as compared to US$52 million posted in 3Q07. The increase is explained by the positive impact of the currency appreciation mainly over the financial exposure to US$ and by the additional financial income of approximately US$124 million derived from the funds to be spent in Horizonte Project.

Net Debt
Gross debt totaled US$1,564 million on December 31, 2007 compared to US$1,663 million on September 30, 2007, a 6% decrease, driven mostly by repayments during the period.

The net debt increased slightly to US$828 million on December 31, 2007 from US$812 million on September 30, 2007. While consolidating 50% of Ripasa’s interest, net debt amounted to US$941 million on December 31, 2007. The slight increase in the period is mostly explained by the lower operating cash generation coupled with higher capex disbursements. However, it is important to highlight that VCP kept its net debt at approximately two times EBITDA (investment grade) and 21% of its shareholder’s equity.

The average maturity of VCP’s net debt was 4.6 years at the end of the quarter, once again, demonstrating the sound position of our balance sheet.

VCP’s Debt (US$ million)	COST % p.y.	Sep 30, 2007	Dec 31, 2007%
SHORT TERM		484	367	23%
Real denominated [4]	TJLP + 3.6%	43	42	2%
Dollar denominated	4.8%	441	325	21%
LONG TERM		1,179	1,197	77%
Real denominated	9.9%	138	147	9%
Dollar (Bonds/others4 )	7.3%	257	259	17%
Dollars	LIBOR+1.1%	784	791	51%
TOTAL GROSS DEBT		1,663	1,564	100%
(-) CASH POSITION [3]		(851)	(736)
VCP NET DEBT		812	828
(+) 50% RIPASA net debt		104	113
Consolidated NET DEBT		916	941

(3) Included unrealized gain or loss from cross-currency interest rate swaps classified as long term liabilities.

(4) Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

LONG TERM DEBT AMORTIZATION	2009	2010	2011	2012	2013	After 2013
(US$ million)	184	142	165	165	157	384

Equity from Affiliates

Equity income reached US$15 million in 4Q07, primarily comprised by US$12 million from Aracruz Celulose and US$ 3 million from Ripasa Celulose S.A. Celulose e Papel. This compares to US$14 million in 3Q07 and US$ 18 million in 4Q06.

Income Tax

The effective income tax rate in 4Q07, excluding equity results, was 1% in 4Q07 versus 12% in 3Q07 and 2% in 4Q06. The reduction is mainly explained by the write-off of deferred income tax related to the sales of Cubatão and Limeira units. For the full year 2007 the rate reached 26% mainly due to the non-recurring gains from the asset swap occurred in the 1Q07. Excluding this effect, the effective tax rate is 11%, compared to 1% in 2006.

Net Income
4Q07 net income totaled US$166 million, down 7% when compared to the amount recorded in 3Q07 of US$179 million and up 63% over the same period last year. The YoY increase is driven mainly by the higher financial result, partially offset by the lower operating profit.

CAPEX
The company invested US$ 112 million in 4Q07 of which US$59 million was in forestry (acquisition of land and forest planting and maintenance) and US$53 million in modernization, expansion and sustaining. The 50% share in Ripasa represented an additional capex of US$13 million in the quarter. We project the capital expenditures to reach US$ 582 million in 2008 (US$629 million including Conpacel), compared to US$ 353 million in 2007. The increase refers basically to the higher expansion capex (Horizonte project and Piracicaba), to continued investments in forestry for future expansions and, to the currency appreciation.

CAPEX VCP (US$ million)	YTD 2007	PLANNED FOR 2008
Expansion projects	67	247
Modernization	12	12
Forests	216	281
. São Paulo	63	63
. Rio Grande do Sul	55	59
. Três Lagoas (MS)	98	159
Maintenance, IT, others	58	42
TOTAL VCP	353	582
50% of Ripasa*	57	47
TOTAL VCP + 50% Conpacel	410	629

* Capex of Ripasa refers to Conpacel unit and is not included in VCP’s cash flow statements at the end of this report.

4Q07 Events

Sale of Cubatão and Limeira

On November 1, 2007, VCP and Suzano Papel e Celulose S.A. concluded the sale of their respective interests in the Ripasa’s units located in Cubatão and Limeira, to MD Papéis LTDA.
The aforementioned units were valued at the equivalent amount in reais of US$65,000,000, thus for each company, VCP and Suzano, the equivalent of US$32,500,000. The Cubatão unit has a production capacity of approximately 61,000 tons per year of graphic, editorial and special printing and writing papers. The Limeira unit has a production capacity of approximately 58,000 tons per year of cardboard.

VCP unit in Três Lagoas and ALL sign an agreement for the transportation of pulp

VCP, by means of its controlled company, VCP-MS Celulose Sul Mato-Grossense Ltda. (.VCP-MS.), signed an agreement with ALL- América Latina Logística S.A (“ALL”) to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty year term beginning in 2009.

The object of this agreement includes primarily (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

With this agreement VCP-MS guarantees the transportation of its pulp with one of the leading logistic companies in Latin America.

Tax Assessment

On December 21, 2007, VCP informed to the market that Normus Empreendimentos e Participações Ltda., its subsidiary domiciled in Brazil, received a tax assessment totaling R$907 million alleging non-payment of IRPJ (income tax) and CSLL (social contribution) taxes over the results originating from its European subsidiary. In the opinion of our legal counsel the operations of such subsidiary in Hungary are in strict compliance with all laws and its results are completely transparent to the Brazilian tax authorities. Since the assessment has remote chances of success, we did not provision the amount in our balance sheet.

Strategic Perspectives
In 2007, VCP progressed with its transformation plan. Aligned with the strategic initiatives concluded in 2007, VCP is undertaken several initiatives to improve the operational cash flow to better adjust the company’s structure to the growth in the pulp market and to minimize the adverse effect of the currency appreciation. Those initiatives include: (i) working capital optimization; (ii) fixed cost reduction with the readequation to the organizational structure; (iii) variable cost reductions, principally in wood costs with higher productivity and reduced dependency on wood from third parties; (iv) gain in productivity, specially in Conpacel where we are achieving operating margins higher than VCP’s; and (v) expansion of special papers at Piracicaba, beginning this year and reinforcing the strong improvement in our paper sales mix related to value-added papers in the regional market.

We believe that 2008 will be a mature year for VCP with its transformation plan completed and therefore the focus will be on cash generation and maintenance of net debt at low levels.
Looking ahead, VCP has already assured its sustainable growth with two main projects, one in the state of Mato Grosso do Sul, the Horizonte Project, and another one in the state of Rio Grande do Sul, the Losango Project.

The Horizonte Project refers to the asset swap with International Paper, in which we received, in exchange, a plant under construction in the city of Três Lagoas whose capacity was revised upward to 1.3 million tons per year of pulp. The start-up of the pulp mill is expected to take place in May 2009. We continue to invest in land acquisition, starting alliances with farmers and small producers in order to implant the second phase of the project. This is an extremely competitive project with operational costs 10 to 20% lower than compared to Jacareí mill and with a minimum expected return of WACC plus 3%.

Our second growth pole is located in the extreme south, in the state of Rio Grande do Sul. We have been developing a forestry base in this region since 2004 and we are still in the process of obtaining social and environmental licenses so that we may present a new pulp project to be analyzed by the Board in 2009.

Finally, VCP is increasingly investing on producing in a sustainable and eco-efficient manner. With two main fronts, present and future, VCP moves forward to guarantee sustainability to its own business growth, always aiming at adding value to its shareholders with a minimum rate of return and also creating differentiated value to the society as a whole.

Sustainability for VCP involves the creation of value for strategic audiences as well as the management of the economic, social, environmental and cultural impacts stemming from its operations. Therefore in 2007, we can highlight: (i) building up relationship and dissemination of values within the stakeholders; (ii) people commitment to high performance, Votorantim Excellence Academy; (iii) eco-efficiency focused on lower levels of raw materials’ consumption compared to global standards for the production of pulp and paper; and (iv) Poupança Florestal program aiming at social inclusion.

It is worth noting that still in 2007, we continued to move forward for the inclusion of sustainability into the Company’s identity, we are also in our third year of compliance with the GRI-G3 Guidelines; we were again selected to the Bovespa’s Corporate Sustainability Index (ISE); and we adhered to the Global Compact, an initiative of the United Nations for the promotion of a more sustainable and inclusive global economy.

Capital Markets

In 4Q07, the Company’s preferred shares (VCPA4) posted a 3% increase on the São Paulo stock market, while the Bovespa Index (Ibovespa) appreciated 6%. FY07 VCPA4 appreciated 30% versus 44% of Ibovespa. There were 50,000 trades in the quarter, involving approximately 26 million preferred shares, down 16% compared to the previous quarter.

4Q07 daily trading volume averaged US$ 36 million, of which 63% on the NYSE and 37% on Bovespa and was equivalent to 1.15% of the Ibovespa volume. VCPA4 had a 0.76% share of the Bovespa Index (Jan/April 2008) and 1.51% share of the Corporate Sustainability Index, ISE (Dec 2007/Nov 2008). Period’s earnings per share totaled US$0.81.

VCP´s level III ADRs were up 5% in 4Q07, versus a 4% decrease in the Dow Jones index. In 2007, VCP’s ADR level III appreciated 53% against 7% of the Dow Jones Index. The Bloomberg Paper & Forest Index Europe posted a 13% drop and Bloomberg Paper & Forest Index US (BUSFRST) decreased by 6% in 4Q07. On a yearly basis, down 9% and up 3%, respectively

CONFERENCE CALLS & WEBCASTS

English January 18, 2008 Time: 09.00am US EST (12.00pm Brasilia Time) Phone: +1 (973) 935-8893 Replay: +1 (706) 645-9291 Code: 30686027	Portuguese January 18, 2008 Time: 07.30am US EST (10.30am Brasilia Time) Phone: +55 (11) 2188-0188 Replay: +55 (11) 2188-0188 Code: VCP

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast

A slide presentation will be available for viewing and downloading on the IR section of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay

A conference call replay facility will be available from January 18 through 25, 2008.

In order to access the replay, dial the above mentioned numbers.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. - VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly efficient production cycle because it uses the state of the art technology for each process. VCP sells its products domestically and to more than 50 countries across all five continents.

EBITDA analysis - 4Q07 vs. 3Q07

Net debt analysis - 4Q07 vs. 3Q07

EBITDA analysis - 2007 x 2006

Net debt analysis - 2007 x 2006

ANNEX I

Note: 4Q07 volumes indicated above include 39,400 tons of market pulp, 40,200 tons of uncoated papers and 14,400 tons of coated papers originated from Conpacel.

ANNEX II

INCOME STATEMENT

US$ Million

	4th QTR 07		3rd QTR 07		4th QTR 06		Change	
	US$	%	US$	%	US$	%	4Q07/3Q07	4Q07/4Q06
Net Operating Revenue	**349**	**100%**	**328**	**100%**	**384**	**100%**	**6%**	**-9%**
Domestic Sales	187	54%	181	55%	206	54%	4%	-9%
Export Sales	162	46%	148	45%	178	46%	9%	-9%
Operating Cost and Expenses	**(328)**	**-94%**	**(271)**	**-82%**	**(307)**	**-80%**	**21%**	**7%**
Cost of sales	(246)	-70%	(219)	-67%	(246)	-64%	12%	0%
Selling and marketing	(36)	-10%	(33)	-10%	(38)	-10%	11%	-4%
General and administrative	(20)	-6%	(16)	-5%	(20)	-5%	29%	3%
Other operating (expenses) income, net	(26)	-7%	(4)	-1%	(4)	-1%	550%	622%
Operating Profit	**21**	**6%**	**58**	**18%**	**77**	**20%**	**-63%**	**-73%**
Non-operating income (expense)	**131**	**38%**	**52**	**16%**	**9**	**2%**	**152%**	**nm**
Financial income	148	42%	33	10%	39	10%	348%	281%
Financial expense	(46)	-13%	(34)	-10%	(28)	-7%	38%	64%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	30	9%	52	16%	(2)	-1%	-43%	nm
Income (loss) before taxes and equity income (loss) of investees	**152**	**44%**	**110**	**33%**	**86**	**23%**	**39%**	**76%**
Income tax expense	(2)	-1%	(16)	-5%	(2)	0%	-86%	22%
Income (loss) before equity income (loss) of investees	**150**	**43%**	**94**	**29%**	**84**	**22%**	**60%**	**79%**
Equity income (loss) affiliates	15	4%	14	4%	18	5%	10%	-14%
Non operating income JV			71	22%	-	-	-	-
Net Income (Loss)	**166**	**47%**	**179**	**55%**	**102**	**26%**	**-7%**	**63%**
Depreciation and depletion	36	10%	34	10%	52	13%	7%	-30%
EBITDA adjusted	**77**	22%	**92**	**28%**	**128**	**33%**	**-17%**	**-40%**
EBITDA consolidated (inc. 50% of Conpacel)	**99**	**28%**	**102**	**31%**	**131**	**34%**	**-3%**	**-25%**

INCOME STATEMENT

US$ Million

	Jan-Dec 07		Jan-Dec 06		Change
	US$	AV%	US$	AV%	YoY
Net Operating Revenue	**1.333**	**100%**	**1.317**	**100%**	**100%**
Domestic Sales	709	53%	685	52%	4%
Export Sales	624	47%	632	48%	-1%
Operating Cost and expenses	**(146)**	**-11%**	**(1.032)**	**-78%**	**-86%**
Cost of sales	(887)	-67%	(813)	-62%	9%
Selling and marketing	(138)	-10%	(136)	-10%	1%
General and administrative	(64)	-5%	(63)	-5%	2%
Other operating (expenses) income, net	943	71%	(20)	-2%	nm
Operating Profit	**1.186**	**89%**	**285**	**22%**	**316%**
Non-operating income (expense)	**305**	**23%**	**14**	**1%**	nm
Financial income	236	18%	166	13%	42%
Financial expense	(145)	-11%	(148)	-11%	-2%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	215	16%	(4)	0%	nm
Income (loss) before taxes and equity income (loss) of investees	**1.491**	**112%**	**299**	**23%**	**399%**
Income tax expense	(384)	-29%	(4)	0%	nm
Income (loss) before equity income (loss) of investees	**1.108**	**83%**	**295**	**22%**	**276%**
Equity income (loss) affiliates	42	3%	77	6%	-45%
Non operating income JV	71	5%			
Net Income (Loss)	**1.221**	**92%**	**372**	**28%**	**228%**
Depreciation and depletion	143	11%	193	15%	-26%
EBITDA	**373**	**28%**	**478**	**36%**	**-22%**
EBITDA consolidated (inc. 50% of Conpacel)*	**436**	**33%**	**487**	**37%**	**-10%**

ANNEX III

BALANCE SHEET

US$ million

ASSETS	DEC / 07	SEP / 07	DEC / 06
CURRENT ASSETS	**1.202**	**1.331**	**1.347**
Cash and Cash Equivalents	565	602	405
Available for sale securities	176	253	365
Trade Accounts Receivables, net	165	175	201
Inventories	186	196	198
Deferred income tax	5	4	49
Recoverable taxes	71	70	94
Other	34	31	35
Investment in affiliates, including goodwill	**1.009**	**1.026**	**900**
Property, Plant and Equipment - Net	**3.916**	**3.582**	**1.945**
Other Assets	**278**	**239**	**212**
Recoverable taxes	68	64	25
Deferred income tax	-	-	79
Judicial Deposits	158	152	97
Advance to suppliers	10	-	
Other	42	23	11
TOTAL ASSETS	**6.405**	**6.178**	**4.404**

LIABILITIES	DEC / 07	SEP / 07	DEC / 06
CURRENT LIABILITIES	**756**	**675**	**780**
Trade payables	139	121	111
Short-term debt	211	282	242
Current portion of long-term debt	156	202	170
Unrealized losses from foreign currency and interest rate swaps	5	4	50
Payroll, profit sharing and related charges	23	22	20
Taxes on income and other taxes	34	16	34
Dividends declared and payable	170	2	129
Other	18	26	24
LONG TERM LIABILITIES	**1.766**	**1.760**	**1.349**
Long-term debt	1.197	1.179	1.129
Deferred income tax, net	349	374	-
Unrealized losses from currency interest rate swaps	-	-	44
Accrued liabilities for legal proceedings	197	186	152
Post-retirement benefits	23	21	24
SHAREHOLDERS' EQUITY	**3.883**	**3.743**	**2.275**
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding	953	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1.053	1.053	1.053
Additional paid-in capital	35	35	35
Treasury shares, at cost 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)	(1)	(1)	(1)
Appropriated retained earnings	110	86	86
Unappropriated retained earnings	1.711	1.749	694
Cumulative translation adjustment	19	(132)	(545)
Defined contribution plan	3		
TOTAL LIABILITIES	**6.405**	**6.178**	**4.404**

ANNEX IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer